UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on December 5, 2023, Kazia Therapeutics Limited (the “Company”) issued a warrant (the “Existing Warrant”) to purchase up to 4,444,445 American Depositary Shares (the “ADSs”), each represented by ten (10) ordinary shares, no par value per share (the “Ordinary Shares”), of the Company, at an exercise price of $0.583 per ADS as part of a private placement to an institutional investor (the “Investor”).

On May 17, 2024, the Investor agreed to waive (the “Waiver”) the restriction in Section 4.11(b) of that certain Securities Purchase Agreement, dated November 30, 2023, by and between the Company and the Investor, solely in order to permit the Company to enter into and perform the transactions contemplated by that certain Purchase Agreement, by and between Kazia Therapeutics Limited and Alumni Capital LP, dated April 19, 2024, including the issuance of any securities as contemplated thereby. In connection the Waiver, on May 17, 2024, the Company entered into a Warrant Amendment and New Warrant Issuance Agreement (the “Warrant Amendment and New Warrant Issuance Agreement”) with the Investor wherein the Company agreed to issue a new warrant (the “Warrant”) to the Investor to purchase up to 1,100,000 ADSs (the “Warrant ADSs”) at an exercise price of $0.27 per ADS and amend the Existing Warrant to reduce the Exercise Price (as defined in the Existing Warrant) to $0.27 per ADS. The other terms and conditions of the Existing Warrant shall remain in full force and effect. The Warrant and Warrant ADSs have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Warrant was issued without registration under the Securities Act in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder.

Pursuant to the terms of the Warrant Amendment and New Warrant Issuance Agreement, the Company has agreed to file a registration statement on Form F-1 (or other appropriate form) to register for resale the Warrant ADSs and Ordinary Shares issuable upon exercise of the Warrant ADSs on or before the 60th calendar day following the date of the Warrant Amendment and New Warrant Issuance Agreement (the “Resale Registration Statement”). The Company shall use its commercially reasonable efforts to cause the Resale Registration Statement to become effective within 90 calendar days following the date of the Warrant Amendment and New Warrant Issuance Agreement and to keep the Resale Registration Statement effective at all times until the Investor (and its successors and assigns) ceases to own the Warrant or Warrant ADSs issuable upon exercise thereof.

Upon the occurrence of a Fundamental Transaction (as defined in the Warrant), the Warrant are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrant) of such portion of the Warrant to be redeemed.

Copies of the Warrant Amendment and New Warrant Issuance Agreement and form of Warrant are attached hereto as Exhibits 10.1 and 4.1, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Warrant Amendment and New Warrant Issuance Agreement and form of Warrant are subject to, and qualified in their entirety by, such documents.

The Company hereby incorporates by reference the information contained herein, including the exhibits attached hereto, into the Company’s registration statements on Form F-3 (File No. 333-259224 and 333-276091).

EXHIBIT LIST

Exhibit	Description

4.1	Form of Warrant

10.1	Warrant Amendment and New Warrant Issuance Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend

John Friend
Chief Executive Officer

Date: 17 May 2024